Term Sheet
*To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement AE dated May 1, 2008*

*Term Sheet No. 418AE to
Registration Statement No. 333-137902
Dated June 10, 2008; Rule 433*

Deutsche Bank AG

Structured Investments	**Deutsche Bank** **$** **Annual Review Notes Linked to the S&P 500® Index due June 30, 2011**

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the S&P 500 Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors are protected against a decline of up to 10% in the Index as of the final Review Date but will lose some or all of their investment if the Index has declined by more than 10% from the Initial Index Level. Investors in the notes must be willing to accept this risk of loss of investment, and be willing to forgo coupon and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is June 29, 2009[†].
- Senior unsecured obligations of Deutsche Bank AG, London Branch maturing June 30, 2011[†].
- Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about June 13, 2008 and are expected to settle on or about June 18, 2008.

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500 Index (the "Index").
Automatic Call:	If the index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	On June 29, 2009 the Call Level = (90% x Initial Index Level). On June 28, 2010 and June 27, 2011 the Call Level = Initial Index Level.
Payment if called:	For every $1,000 face amount of notes, you will receive one payment of $1,000 *plus* the product of $1,000 and the applicable call premium, calculated as follows:

- $1,000 + ($1,000 x 10.45%[*]) if called on the first Review Date
- $1,000 + ($1,000 x 20.90%[*]) if called on the second Review Date
- $1,000 + ($1,000 x 31.35%[*]) if called on the final Review Date

[*]The actual call premiums applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 10.45%, 20.90%, and 31.35%, respectively.

Payment at Maturity:	If the notes are not called you will not experience a loss of investment at maturity if, as of the final Review Date, the Ending Index Level has declined by 10% or less from the Initial Index Level. If, as of the final Review Date, the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose 1.1111% of the face amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your payment per $1,000 face amount of notes will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 10\%) \times 1.1111]$$

If the notes are not called and the Index Return reflects a decline of the Index by more than 10%, you will lose some or all of your investment at maturity.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

If the notes have not been called, the Index Return will be negative.

Initial Index Level:	The index closing level on the pricing date.
Ending Index Level:	The index closing level on the final Review Date.
Review Dates[†]:	June 29, 2009 (first Review Date), June 28, 2010 (second Review Date) and June 27, 2011 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date[†]:	June 30, 2011
CUSIP:	2515A0PQ0

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Securities – Securities Linked to a Single Index – Payment Pursuant to Our Automatic Call" or "Description of Securities – Securities Linked to a Single Index – Payment at Maturity," as applicable, in the accompanying product supplement for review notes.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page 8 of the accompanying product supplement for review notes and "Selected Risk Considerations" beginning on page 4 of this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement for review notes, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000	$20	$980
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $980 per note, and the placement agents, with respect to sales made to such accounts, will forgo any fees.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent

June 10, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AE dated May 1, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement AE dated May 1, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508099377/d424b21.pdf

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, **"we," "us"** or **"our"** refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column "Index Level Appreciation/Depreciation at Review Date." The table below is based on the following assumptions:

- The call premiums used to calculate the call price applicable to the first, second and final Review Dates are 10.45%, 20.90% and 31.35%, respectively, regardless of the appreciation of the Index, which may be significant; the actual call premiums will be determined on the pricing date;

- The Call Level for the first Review Date, second Review date, and final Review date are equal to (90% x Initial Level), Initial Index Level, and Initial Index Level, respectively; and

- Payment on any Review Date assumes that each index closing level on all earlier Review Dates was not greater than or equal to the Review Date's applicable Call Level.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Initial Index Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
2520.00	80%	10.45%	20.90%	31.35%
2380.00	70%	10.45%	20.90%	31.35%
2240.00	60%	10.45%	20.90%	31.35%
2100.00	50%	10.45%	20.90%	31.35%
1960.00	40%	10.45%	20.90%	31.35%
1820.00	30%	10.45%	20.90%	31.35%
1680.00	20%	10.45%	20.90%	31.35%
1540.00	10%	10.45%	20.90%	31.35%
1400.00	**0%**	**10.45%**	**20.90%**	**31.35%**
1398.60	-0.1%	**10.45%**	N/A	**0.00%**
1330.00	-5.0%	**10.45%**	N/A	**0.00%**
1260.00	-10%	**10.45%**	N/A	**0.00%**
1190.00	-15%	N/A	N/A	-5.56%
1120.00	-20%	N/A	N/A	-11.11%
980.00	-30%	N/A	N/A	-22.22%
840.00	-40%	N/A	N/A	-33.33%
700.00	-50%	N/A	N/A	-44.44%
560.00	-60%	N/A	N/A	-55.56%
420.00	-70%	N/A	N/A	-66.67%
280.00	-80%	N/A	N/A	-77.78%
140.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1400 to an index closing level of 1540 on the first Review Date. Because the index closing level on the first Review Date of 1540 is greater than the Call Level of 1260, the notes are automatically called, and the investor receives a single payment of 10.45% per $1,000 face amount of notes. There will be no further payments on the notes.

Example 2: The level of the Index decreases from the Initial Index Level of 1400 to an index closing level of 1330 on the first Review Date. Because the index closing level on the first Review Date of 1330 is greater than the Call Level of 1260, the notes are automatically called, and the investor receives a single payment of 10.45% per $1,000 face amount of notes. There will be no further payments on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 1400 to an index closing level of 1190 on the first Review Date, 1260 on the second Review Date and 1400 on the final Review Date. Because (a) the index closing levels of 1190 on the first Review Date and 1260 on the second Review Date were less than their applicable Call Levels, and (b) because the index closing level on the Final Review Date of 1400 was equal to its applicable Call Level, the notes are called on the final Review Date, and the investor receives a single payment of 31.35% per $1,000 face amount of notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1400 to an index closing level of 1120 on the first Review Date, 1330 on the second Review Date and 1260 on the final Review Date. Because (a) the index closing levels on first Review Date, second Review Date and Final Review Date of 1120, 1330 and 1260, respectively, were each less than their applicable Call Levels, the notes are not called, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the Payment at Maturity is $1,000 per $1,000 face amount of notes.

Example 5: The level of the Index decreases from the Initial Index Level of 1400 to an index closing level of 1120 on the first Review Date, 1260 on the second Review Date and 1120 on the final Review Date. Because (a) the index closing levels on first Review Date, second Review Date and Final Review Date of 1120, 1260 and 1120, respectively, were each less than their respective Call Levels, the notes are not called, and (b) the Ending Index Level has declined by more than 10% from the Initial Index Level, the investor will receive a payment that is less than $1,000 for each $1,000 face amount of notes calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **STEP-UP APPRECIATION POTENTIAL** – If the index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) 10.45%* x $1,000 if called on the first Review Date; (ii) 20.90%* x $1,000 if called on the second Review Date; or (iii) 31.35%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.

  * The actual call premiums applicable to the Review Dates above will be determined on the pricing date but will not be less than 10.45%, 20.90%, and 31.35%, respectively.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE** – While the original term of the notes is just over three years, the notes will be called before maturity if the index closing level is at or above the applicable Call Level on any Review Date and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of this term sheet.

- **LIMITED PROTECTION AGAINST LOSS** – If the notes are not called and the Ending Index Level declines by less than or equal to 10% from the Initial Index Level, you will be entitled to receive the full face amount of your notes at maturity. If the Ending Index Level has declined by more than 10% from the Initial Index Level, for every 1% that the Index has declined by more than 10% from the Initial Index Level, you will lose an amount equal to 1.1111% of the face amount of your notes.

- **CERTAIN TAX CONSEQUENCES** — You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable under current law to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not be required to recognize taxable income prior to the maturity of your notes, other than pursuant to a sale or exchange (including pursuant to a call), and your gain or loss on the notes should be long-term capital gain or loss if you hold the notes for more than one year.

If the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially and adversely. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement. On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement for review notes.

- **YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT** – If the notes are not called and the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose 1.1111% of your face amount for every 1% decline in the Ending Index Level from the Initial Index Level below the 10% Buffer. Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the face amount at maturity.

- **LIMITED RETURN ON THE NOTES** – Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium. Because the index closing level at various times during the term of the notes could be higher than the index closing levels on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Index.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks composing the S&P 500 Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment on any Review Date or at maturity described in this term sheet is based on the full face amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale of the notes prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE** – If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes, the offering of the notes will be terminated.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the notes, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the pricing date and on the Review Dates could adversely affect the value of the Index and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly index closing levels from January 2, 2003 through June 9, 2008. The index closing level on June 9, 2008 was 1361.76. We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the Ending Index Level will be the Bloomberg page "S&P 500 Index" or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500 Index



S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

For further information on the S&P 500® Index, see "S&P 500® Index" in the accompanying product supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that would not exceed $20 per $1,000 face amount of notes.